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19005935

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-51845

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferson National Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Nationwide Plaza, Mailing Code:1-33-401
(No. and Street)

Columbus (City) OH (State) 43215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ewan Roswell 614-677-8275
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

191 West Nationwide Blvd. Suite 500 (Address) Columbus (City) OH (State) 43215 (Zip Code)

SEC Mail Processing Section
FEB 28 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Ewan Roswell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferson National Securities Corporation, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CFO

Title

Notary Public

NOTARIAL SEAL STATE OF OHIO

CHRISTINE O'BRIEN
Notary Public, State of Ohio
My Commission Expires 12-22-2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JEFFERSON NATIONAL SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Financial Statements and Schedules

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

JEFFERSON NATIONAL SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Table of Contents

KPMG

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Enterprise Disclosure Committee
Jefferson National Securities Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jefferson National Securities Corporation (the Company) as of December 31, 2018, the related statements of operations, stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for the recognition of revenue arising from contracts with customers in 2018 due to the adoption of ASU 2014-09, *Revenue from Contracts with Customers*.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2017.

Columbus, Ohio
February 26, 2019

JEFFERSON NATIONAL SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Financial Condition

		December 31, 2018
Assets		
Cash	$	97,365
Prepaid expenses		1,348
Total assets	$	98,713
Stockholder's equity		
Class B Common stock ($0.01 par value, authorized, issued, and outstanding - 100 shares)	$	1
Additional paid-in capital		272,287
Accumulated deficit		(173,575)
Total stockholder's equity	$	98,713

See accompanying notes to the financial statements.

JEFFERSON NATIONAL SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Operations

		Year ended December 31, 2018
Revenues		
Service fees	$	2,049,714
Total revenues	$	2,049,714
Expenses		
Variable compensation	$	1,964,935
General and administrative expenses		84,779
Total expenses	$	2,049,714
Net income	$	-

See accompanying notes to the financial statements.

JEFFERSON NATIONAL SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Stockholder's Equity

	Common Stock	Additional paid-in Capital	Accumulated deficit	Total Stockholder's Equity
Balance as of December 31, 2017	$ 1	$ 272,287	$ (173,575)	$ 98,713
Net income	-	-	-	-
Balance as of December 31, 2018	$ 1	$ 272,287	$ (173,575)	$ 98,713

See accompanying notes to the financial statements.

JEFFERSON NATIONAL SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Cash Flows

		Year ended December 31, 2018
Cash flows from operating activities		
Net Income	$	-
Adjustments to net income:		
Changes in assets:		
Prepaid expenses		1,211
Net cash used in operating activities	$	1,211
Cash and cash equivalents at beginning of year	$	96,154
Cash and cash equivalents at end of year	$	97,365

See accompanying notes to the financial statements.

(1) Nature of Operations

Jefferson National Securities Corporation (the "Company") is a wholly-owned subsidiary of Jefferson National Financial Corp. ("JNF"). On March 1, 2017, Nationwide Life Insurance Company ("NLIC") acquired all of the stock of JNF which became a wholly owned subsidiary of NLIC. NLIC is a wholly owned subsidiary of Nationwide Financial Services, Inc. ("NFS"), a holding company formed by Nationwide Corporation ("Nationwide Corp."), a majority-owned subsidiary of Nationwide Mutual Insurance Company. Effective May 1, 2003 and April 17, 2015, the Company became the statutory underwriter for the issuance of variable annuity contracts for Jefferson National Life Insurance Company ("JNL") and Jefferson National Life Insurance Company of New York ("JNLNY"), respectively. As of these dates, the Company entered into servicing agreements with JNL and JNLNY, where the Company agrees to be the distributor of variable contracts for JNL and JNLNY, and JNL and JNLNY agree that they will reimburse the Company for the costs it incurs to distribute these contracts (see Note 2 for information related to revenue recognition).

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from Rule 15c3-3 (Customer Protection) of the Securities Exchange Act of 1934 under (k)(1) (limited business) exemption provision of the Rule. To qualify for the exemption, the Company's transactions must be limited to trades of redeemable securities, variable annuities or variable life insurance products and the Company must not carry customer funds.

The Company's sole sources of revenue are the servicing agreements with JNL and the JNLNY.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Cash

Cash consists of cash deposited in noninterest-bearing accounts.

Prepaid Expenses

Prepaid expenses consist primarily of amounts paid in advance to the Company's FINRA Central Registration Depository ("CRD") account, which is reduced as certain regulatory expenses are incurred, principally the appointment of new representatives. The Company is reimbursed for these expenses.

Income Taxes

The Company files with the NMIC consolidated federal income tax return. Members of the NMIC consolidated federal income tax return groups participate in a tax sharing agreement, which uses a consolidated approach in allocating the amount of current and deferred expense to the separate subsidiary financial statements. This approach provides for a current tax benefit to the subsidiary for losses that are utilized in the consolidated tax return. The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, which requires deferred tax assets and liabilities to be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when management determines it is more likely than not that all or some of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, Income Taxes and FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the events occur that management believes impact its liability for additional taxes. The Company records interest related to unrecognized tax benefits and penalties in income tax expense. There was no impact on the Company's financial statements in 2018, since no uncertain tax positions have been identified.

Revenue

The Company provides broker-dealer services as a distributor of annuity products on behalf of JNL and JNLNY. This includes sales related revenues, where recognition is based on the underlying sales arrangement, and distribution services, where revenue is recognized as the services are provided. The Company accounts for revenue in accordance with ASC 606, *Revenue from Contracts with Customers* (ASC 606). In accordance with the Company's distribution agreement with JNL and JNLNY, these revenues are determined based on the costs incurred to provide the services. As there is low predictive value to these costs at contract inception, JNSC considers the transaction price to be constrained, variable revenue within ASC 606. The uncertainty is dependent on future distribution metrics such as sales and the expenses incurred to provide the distribution services, both of which are highly susceptible to factors outside the Company's influence. Services revenue is not estimable by the Company until distribution metrics are known, which generally occurs monthly. For the year ended December 31, 2018, sales and distribution revenues were $1,964,935 and $84,779, respectively. As the Company is primarily responsible for fulfilling these sales, they represent the principal of this relationship and record the associated revenue on a gross basis. The Company has no remaining performance obligations to satisfy related to revenue from contracts with customers as of December 31, 2018.

The Company also earns revenues through reimbursements from JNL and JNLNY related to variable commission payments made on behalf of JNL and JNLNY while acting as an agent. The Company accounts for this revenue in accordance with ASC 606. As the Company is not primarily responsible for fulfilling the sales on which these reimbursements are earned, they represent the agent of this relationship and record the associated revenue on a net basis.

Recently Issued Accounting Standards

On January 1, 2018, the Company adopted ASU 2014-09, *Revenue from Contracts with Customers*. The amended guidance develops a single, comprehensive model for entities to use to recognize revenue arising from contracts with customers. Under the standard, an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This revenue recognition is achieved as performance obligations are satisfied by the Company. The Company also adopted ASU 2015-14, *Deferral of the Effective Date*, ASU 2016-08, *Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*, ASU 2016-10, *Revenue from Contracts with Customers: Identifying Performance Obligations and Licenses*, ASU 2016-12, *Revenue from Contracts with Customers: Narrow Scope Improvements and Practical Expedients*, and ASU 2016-20, *Technical Corrections and Improvements*. These amendments deferred the effective date of the updated model and clarified guidance on transition, collectability, noncash consideration and presentation issues.

The Company adopted the above guidance using the modified retrospective method of adoption. All revenue included within the Company's Statement of Operations, with the exception of Interest Income, is subject to the guidance within ASC 606. The adoption of this guidance resulted in the Company changing the presentation of revenue and expenses related to variable commission payments and reimbursements from JNL and JNLNY on the Statement of Operations from gross presentation to net presentation. See Note 5 for amounts paid and reimbursed.

(3) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("the Rule"). Accordingly, the Company is required to maintain minimum net capital, as defined under such provisions, of the greater of $5,000 or 1/15th of aggregate indebtedness, as those terms are defined in the Rule. The Rule also requires that aggregate indebtedness shall not exceed fifteen times net capital. The minimum net capital requirement was $5,000 at December 31, 2018.

On December 31, 2018, the Company exceeded both elements of net capital requirements. The amount of net capital in excess of the statutory requirement was $92,365.

(4) Contingencies

The Company is subject to legal and regulatory proceedings in the ordinary course of its business. These include proceedings specific to the Company and proceedings generally applicable to business practices in the industries in which the Company operates. The outcomes of these proceedings cannot be predicted due to their complexity, scope, and many uncertainties. The Company believes, however, that based on currently known information, the ultimate outcome of all pending legal and regulatory proceedings is not likely to have a material adverse effect on the Company's financial position.

The various businesses conducted by the Company are subject to oversight by numerous federal and state regulatory entities, including but not limited to the Securities and Exchange Commission, the FINRA, the Department of Labor, the Internal Revenue Service, the Office of the Comptroller of the Currency, and state securities divisions. Such regulatory entities may, in the normal course of business, be engaged in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates. With respect to all such scrutiny directed at the Company or its affiliates, the Company is cooperating with regulators.

(5) Related Party Transactions

As described in Note 2, the Company provides broker dealer services to JNL and JNLNY. The Company also has entered into cost sharing agreements with NMIC and other affiliates as part of its ongoing operations. Expenses covered under the agreements are subject to allocation among NMIC and those affiliates. The criteria used to allocate expenses among companies include individual employee estimates of time spent, special cost studies and other methods agreed upon by participating companies. In addition, Nationwide Services Company LLC, a subsidiary of NMIC, provides data processing, system development, hardware and software support, telephone, mail, and other services to the Company, based on specified rates for units of service consumed. For the year ended December 31, 2018, these expenses were $84,779 and are reflected in general and administrative expenses.

Also described in Note 2, the Company has agreements with JNL and JNLNY to make variable commission payments on behalf of JNL and JNLNY. For the year ended December 31, 2018, variable commission payments made on behalf of JNL and JNLNY and reimbursements received from JNL and JNLNY were $576,184 and are presented net in the Statement of Operations.

(6) Income Taxes

On December 22, 2017, the Tax Cuts and Jobs Act ("the Act") was signed into law and was effective January 1, 2018. Impacts to the Company included a reduction in the corporate tax rate from 35% to 21%, repeal of the corporate alternative minimum tax ("AMT") and other changes to the corporate tax rules. Additional provisions of the Act applied to taxable years beginning after December 31, 2017, but were not effective as of the enactment date. No provisional amounts were recorded for the year ended December 31, 2017, thus no updates were needed for the year ended December 31, 2018.

The Company did not have any current or deferred Federal income tax (benefits) expense for the year ended December 31, 2018.

(7) Subsequent Events

The Company evaluated subsequent events through February 26, 2019, the date at which the financial statements were issued, and determined there are no additional items to disclose.

JEFFERSON NATIONAL SECURITIES CORPORATION

(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2018

Computation of Net Capital

1. Total equity from Statement of Financial Condition	$	98,713
2. (Deductions) and/or charges:		
Total nonallowable assets from Statement of Financial Condition		1,348
3. Net capital	$	97,365

Computation of Basic Net Capital Requirement

4. Minimum net capital required (6-2/3% of aggregate indebtedness as defined)	$	-
5. Minimum net capital requirement of reporting broker		5,000
6. Net capital requirement (greater of line 4 or 5)		5,000
7. Excess net capital (line 3 less line 6)	$	92,365

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II-A of Form X-17A-5 as of December 31, 2018.

See accompanying report of independent registered public accounting firm.

JEFFERSON NATIONAL SECURITIES CORPORATION

(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Computation of the Determination of Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2018

The Company is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.

JEFFERSON NATIONAL SECURITIES CORPORATION

(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Information Relating to the Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2018

The Company is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.

Nationwide®

Jefferson National Securities Corporation Exemption Report for the Fiscal Year Ended December 31, 2018 – (per SEC Rule 17a-5 for Broker Dealers exempt from SEC Rule 15c3-3)

For the fiscal year ended December 31, 2018, Jefferson National Securities Corporation was not a carrying or clearing broker (non-carrying broker-dealer). To the best of its knowledge and belief, the firm states the following:

a. Jefferson National Securities Corporation claimed an exemption under SEC Rule 15c3-3, paragraph (k)(1), in which the firm's transactions as a broker are limited to the sale and redemption of redeemable securities of registered investment companies or of interest or participations in an insurance company separate account. The firm is prohibited from carrying customer accounts, promptly transmits all customer funds and securities received in connection with its broker-dealer activities, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

b. Jefferson National Securities Corporation has met the identified exemption provisions for the fiscal year ended December 31, 2018 without exception.

Broker Dealer
Jefferson National Securities Corporation
CRD # 47582
BD SEC Number 8-51845
Fiscal Year Ended – December 31, 2018

Broker Dealer's Independent Public Accountant
KPMG
191 W. Nationwide Blvd. Suite 500
Columbus, OH 43215-25687
Main Telephone # (614)249-2300
Audit for Fiscal Year Ended – December 31, 2018

FINRA Regulatory Coordinator
Roberta Devorsky
Telephone # (312)899-4684

Submitted by the undersigned authorized officer/principal of the broker dealer.

Print Name EWAN ROSWELL **Title** AVP, FINANCE

Signature [signature] **Date** 2/26/19

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

Enterprise Disclosure Committee
Jefferson National Securities Corporation:

We have reviewed management's statements, included in the accompanying Jefferson National Securities Corporation Exemption Report (the Exemption Report), in which (1) Jefferson National Securities Corporation (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Columbus, Ohio
February 26, 2019